UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Hongli Group Inc.
(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road
Changle County, Weifang City
Shandong Province, China, 262400
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Results of Hongli Group Inc.’s Extraordinary General Meeting of Shareholders

The Extraordinary General Meeting of Shareholders (the “Meeting”) of Hongli Group Inc. (the “Company”) was held at No. 777, Daiyi Road, Changle County, Weifang City, Shandong Province, China, 262400, on June 5, 2026 at 9:00 a.m. ET.

At the close of business on May 4, 2026, the record date for the determination of holders of the ordinary shares of the Company (the “Ordinary Shares”) entitled to vote at the Meeting, there were outstanding and entitled to vote a total of 74,738,750 Ordinary Shares. At the Meeting, the holders of 43,450,140 Ordinary Shares of the Company were represented in person or by proxy, exceeding one-third of the outstanding Ordinary Shares entitled to vote at the Meeting and constituting a quorum.

Capitalized terms not otherwise defined herein have the meanings given to them in the notice of the Meeting and the proxy statement, which were furnished as exhibits to the Company’s Report on Form 6-K with the U.S. Securities and Exchange Commission on May 15, 2026 (File No. 001-41671).

At the Meeting, the shareholders of the Company approved the following resolutions:

1 Share Capital Reorganization

“It is resolved as an ordinary resolution that the Company re-designate and re-classify its authorised share capital as follows with immediate effect (“Share Capital Reorganization”):

(a)	each currently issued and outstanding ordinary share of par value of US$0.0001 each in the capital of the Company (the “Ordinary Shares”) be and are re-designated and re-classified into one Class A ordinary share of par value US$0.0001 each (the “Class A Ordinary Shares”);

(b)	10,000,000 of the remaining authorised but unissued Ordinary Shares each be and are re-designated and re-classified into one Class B ordinary share of par value US$0.0001 each (the “Class B Ordinary Shares”);

(c)	each of the remaining authorised but unissued shares be and are re-designated and re-classified into one Class A Ordinary Share of par value US$0.0001 each,

such that the Company’s authorized share capital be re-designated and re-classified from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each, to US$50,000 divided into 490,000,000 Class A Ordinary Shares of par value US$0.0001 each and 10,000,000 Class B Ordinary Shares of par value US$0.0001 each.”

2 Adoption of A&R Memorandum and Articles of Association (Share Capital Reorganization)

“It is resolved, as a special resolution, that subject to and immediately following the Share Capital Reorganization being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached as Appendix A to the notice of meeting and proxy statement delivered to shareholders and dated May 15, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association.”

3 Share Capital Reduction

“It is resolved as a special resolution that, subject to the Share Capital Reorganization being effected and all further requirements prescribed by sections 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorised share capital of the Company be reduced and reorganized from US$50,000 divided into 490,000,000 Class A Ordinary Shares of par value US$0.0001 each and 10,000,000 Class B Ordinary Shares of par value US$0.0001 each to US$5,000 divided into 490,000,000 Class A Ordinary Shares of par value US$0.00001 and 10,000,000 Class B Ordinary Shares of par value US$0.00001 each by the taking of the following steps (together the “Share Capital Reduction and Reorganization”):

(a)	the par value of each issued and outstanding Class A ordinary share of par value US$0.0001 each and Class B ordinary shares of par value US$0.0001 each in the share capital of the Company being reduced to US$0.00001 by cancelling US$0.00009 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of par value US$0.0001 each and Class B ordinary shares of par value US$0.0001 each (the “Capital Reduction”), with the amount deemed to be paid up on each issued and outstanding share of the Company to be US$0.00001 following the Capital Reduction;

(b)	the credit arising from the Capital Reduction being transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act (Revised), the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c)	immediately following the Capital Reduction each authorised but unissued Class A ordinary shares of par value US$0.0001 being subdivided into 10 Class A ordinary shares of par value US$0.00001 each and each authorised but unissued Class B ordinary shares of par value US$0.0001 being subdivided into 10 Class B ordinary shares of par value US$0.00001 each (together, the “Subdivision”); and

(d)	immediately following the Subdivision, the authorised share capital of the Company being altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.00001 and unissued Class B ordinary shares of par value US$0.00001 that will result in the Company having authorised share capital of US$5,000 divided into 490,000,000 Class A Ordinary Shares of par value US$0.00001 and 10,000,000 Class B Ordinary Shares of par value US$0.00001 each.”

4 Adoption of A&R Memorandum of Association — Share Capital Reduction

“It is resolved, as a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt amended and restated memorandum of association, in the form attached as Appendix B to the notice of meeting and proxy statement delivered to shareholders and dated May 15, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganization.”

5 Share Capital Increase

“It is resolved, as an ordinary resolution, that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the authorised share capital of the Company be increased from US$5,000 divided into 490,000,000 Class A Ordinary Shares of par value US$0.00001 and 10,000,000 Class B Ordinary Shares of par value US$0.00001 each to US$50,000 divided into 4,900,000,000 Class A Ordinary Shares of par value US$0.00001 each and 100,000,000 Class B Ordinary Shares of par value US$0.00001 each, by the creation of 4,410,000,000 Class A Ordinary Shares of par value US$0.00001 each and 90,000,000 Class B Ordinary Shares of par value US$0.00001 each (the “Share Capital Increase”).”

6 Adoption of A&R Memorandum of Association — Share Capital Increase

“It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached as Appendix C to the notice of meeting and proxy statement delivered to shareholders and dated May 15, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.”

7 Share Consolidation

“It is resolved as an ordinary resolution that, subject to the Share Capital Reorganization being effected:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Share Consolidations”, and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 5,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.”

8 Adoption of A&R Memorandum of Association — Share Consolidations

“It is resolved, as a special resolution, that subject to and immediately following any and each Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect changes to the Company’s authorised share capital as a consequence of each such Share Consolidation.”

9 Adjournment

“It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

The results of the vote at the Meeting for the resolutions were as follows:

Resolution No.*	For	Against	Abstain/Withhold
No. 1	43,312,688	136,551	901
No. 2	43,312,688	136,551	901
No. 3	43,311,489	136,551	2,100
No. 4	43,312,688	136,551	901
No. 5	43,312,688	136,551	901
No. 6	43,312,688	136,551	901
No. 7	43,320,889	128,330	921
No. 8	43,320,889	128,350	901
No. 9	43,320,647	128,592	901

*	The resolution numbers in the first column correspond to the resolutions described above.

Incorporation by Reference

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File Number 333-289457), as amended, and (ii) the registration statement on Form S-8 of the Company (File Number 333-278321), as amended, and into the prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: June 11, 2026	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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